EXHIBIT 99.1

Golar LNG Partners L.P: Results of the 2017 Annual General Meeting

Golar LNG Partners LP (the "Partnership") advises that the 2017 Annual Meeting of the Limited Partners of the Partnership was held on September 27, 2017at 09:30 a.m. at Rosewood Tucker's Point, 60 Tucker's Point Drive, Hamilton Parish, Bermuda.  The following resolution was passed:

1. To elect Carl Steen as a Class II Director of the Partnership whose term will expire at the 2020 Annual Meeting of Limited Partners.

The Partnership also advises that its General Partner has appointed Mr. Michael Ashford, the Partnership's secretary, to replace Mr. Andrew Whalley as one of the General Partner's three appointed directors.

Hamilton, Bermuda

September 27, 2017